GUARANTY

         GUARANTY, dated as of November ___, 2003, made by Commtouch Inc., a California corporation (the "Guarantor"), in favor of Smithfield Fiduciary LLC, a Cayman Islands limited liability company, in its capacity as agent (in such capacity, the "Agent") on behalf of the Buyers referred to below.


                              W I T N E S S E T H :

         WHEREAS, Commtouch Software Ltd., an Israeli corporation (the "Parent") and each party listed as a "Buyer" on the Schedule of Buyers attached thereto are parties to a Securities Purchase Agreement, dated as of November __, 2003 (such agreement, as amended, restated or otherwise modified from time to time, being hereinafter referred to as the "Securities Purchase Agreement");

         WHEREAS, the Guarantor has executed and delivered a Security Agreement dated as of November __, 2003, in favor of the Agent (the "Security Agreement");

         WHEREAS, it is a condition precedent to the Buyers' obligation under the Securities Purchase Agreement that the Guarantor execute and deliver to the Agent a guaranty guaranteeing all of the obligations of the Parent thereunder; and

         WHEREAS, the Guarantor has determined that its execution, delivery and performance of this Guaranty directly benefit, and are within the corporate purposes and in the best interests of, the Guarantor;

         NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce the Buyers to enter into the Securities Purchase Agreement, the Guarantor hereby agrees with the Agent as follows:

         SECTION 1. Definitions. Reference is hereby made to the Securities Purchase Agreement and the senior secured convertible notes issued pursuant thereto (the "Notes") for a statement of the terms thereof. All terms used in this Guaranty which are defined in the Security Agreement, the Securities Purchase Agreement or the Notes and not otherwise defined herein shall have the same meanings herein as set forth therein.

         SECTION 2. Guaranty. The Guarantor hereby unconditionally and irrevocably guarantees the punctual payment, as and when due and payable, by stated maturity or otherwise, of all Obligations of the Parent from time to time owing by it in respect of the Securities Purchase Agreement and the Notes, whether for principal, interest (including, without limitation, all interest that accrues after the commencement of any insolvency proceeding, whether or not a claim for post-filing interest is allowed in such proceeding), fees, commissions, expense reimbursements, indemnifications or otherwise (such obligations, to the extent not paid by the Parent, being the "Guaranteed Obligations"), and agrees to pay any and all expenses (including reasonable counsel fees and expenses) reasonably incurred by the Agent and the Buyers in enforcing any rights under this Guaranty. Without limiting the generality of the foregoing, the Guarantor's liability shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by the Parent to the Agent and the Buyers under the Securities Purchase Agreement and the Notes but for the fact that they are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving the Guarantor, the Parent and each subsidiary listed on
Schedule  3(a)  of the  Securities  Purchase  Agreement  (each,  a  "Transaction
Party").

         SECTION 3. Guaranty Absolute; Continuing Guaranty; Assignments.

         (a) The Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Transaction Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Agent or the
Buyers with respect thereto. The obligations of the Guarantor under this Guaranty are independent of the Guaranteed Obligations, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce such obligations, irrespective of whether any action is brought against any Transaction Party or whether any Transaction Party is joined in any such action or actions. The liability of the Guarantor under this Guaranty shall be irrevocable, absolute and unconditional irrespective of, and the Guarantor hereby irrevocably waives any defenses it may now or hereafter have in any way relating to, any or all of the following:

                  (i) any lack of validity or enforceability of any Transaction Document or any agreement or instrument relating thereto;

                  (ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from any Transaction Document, including, without limitation, any increase in the Guaranteed Obligations resulting from the extension of additional credit to any Transaction Party or otherwise;

                  (iii) any taking, exchange, release or non-perfection of any Collateral, or any taking, release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Guaranteed Obligations;

                  (iv)  any  change,   restructuring   or   termination  of  the
corporate, limited liability company or partnership structure or existence of any Transaction Party; or

                  (v) any other circumstance (including any statute of limitations) or any existence of or reliance on any representation by the Agent or the Buyers that might otherwise constitute a defense available to, or a discharge of, any Transaction Party or any other guarantor or surety.

This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Agent, the Buyers or any other Person upon the insolvency, bankruptcy or reorganization of any Transaction Party or otherwise, all as though such payment had not been made.

         (b) This Guaranty is a continuing guaranty and shall (i) remain in full force and effect until the indefeasible cash payment in full of the Guaranteed Obligations and all other amounts payable under this Guaranty and shall not terminate for any reason prior to the Maturity Date and (ii) be binding upon the Guarantor, its successors and assigns.

         SECTION 4. Waivers. The Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Guaranteed Obligations and this Guaranty and any requirement that the Agent or the Buyers exhaust any right or take any action against any Transaction Party or any other Person or any Collateral. The Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated herein and that the waiver set forth in this Section 4 is knowingly made in contemplation of such benefits. The Guarantor hereby waives any right to revoke this Guaranty, and acknowledges that this Guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future.

         SECTION 5. Subrogation. The Guarantor may not exercise any rights that it may now or hereafter acquire against any Transaction Party or any other guarantor that arise from the existence, payment, performance or enforcement of the Guarantor's obligations under this Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Agent and the Buyers against any Transaction Party or any other guarantor or any Collateral, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from any Transaction Party or any other guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security solely on account of such claim, remedy or right, unless and until all of the Guaranteed Obligations and all other amounts payable under this Guaranty shall have been paid in full in cash. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the later of the payment in full in cash of the Guaranteed Obligations and all other amounts payable under this Guaranty, such amount shall be held in trust for the benefit of the Agent and the Buyers and shall forthwith be paid to the Agent and the Buyers to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Guaranty, whether matured or unmatured, in accordance with the terms of the Transaction Document, or to be held as Collateral for any Guaranteed Obligations or other amounts payable under this Guaranty thereafter arising. If (a) the Guarantor shall make payment to the Agent and the Buyers of all or any part of the Guaranteed Obligations, and (b) all of the Guaranteed Obligations and all other amounts payable under this Guaranty shall be paid in full in cash, the Agent and the Buyers will, at the Guarantor's request and expense, execute and deliver to the Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to the Guarantor of an interest in the Guaranteed Obligations resulting from such payment by the Guarantor and an assignment of its security position.

         SECTION 6. Representations, Warranties and Covenants. The Guarantor hereby represents and warrants as follows:

         (a) The Guarantor (i) is a corporation, duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization as set forth on the first page hereof, (ii) has all requisite power and authority to conduct its business as now conducted and as presently contemplated and to execute and deliver this Guaranty and each other Transaction

Document to which the Guarantor is a party, and to consummate the transactions contemplated hereby and thereby and (iii) is duly qualified to do business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary.

         (b) The execution, delivery and performance by the Guarantor of this Guaranty and each other Transaction Document to which the Guarantor is a party
(i) have been duly authorized by all necessary action, (ii) do not and will not contravene its charter or by-laws, its limited liability company or operating agreement or its certificate of partnership or partnership agreement, as applicable, or any applicable law or any contractual restriction binding on or otherwise affecting the Guarantor or its properties, (iii) do not and will not result in or require the creation of any lien (other than pursuant to any Transaction Document) upon or with respect to any of its properties, and (iv) do not and will not result in any default, noncompliance, suspension, revocation, impairment, forfeiture or nonrenewal of any permit, license, authorization or approval applicable to it or its operations or any of its properties.

         (c) No authorization or approval or other action by, and no notice to or filing with, any governmental authority is required in connection with the due execution, delivery and performance by the Guarantor of this Guaranty or any of the other Transaction Documents to which the Guarantor is a party, except for the filing of any financing statements on Form UCC-1 or such other registrations, filings or recordings as may be necessary to perfect the lien purported to be created by any Transaction Documents to which the Guarantor is a party.

         (d) Each of this Guaranty and the other Transaction Documents to which the Guarantor is or will be a party, when delivered, will be, a legal, valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, suretyship or other similar laws.

         (e) There is no pending or, to the best knowledge of the Guarantor, threatened action, suit or proceeding affecting the Guarantor or to which any of the properties of the Guarantor is subject, before any court or other governmental authority or any arbitrator that (i) if adversely determined, could have a Material Adverse Effect or (ii) relates to this Guaranty or any of the other Transaction Documents to which the Guarantor is a party or any transaction contemplated hereby or thereby.

         (f) The Guarantor (i) has read and understands the terms and conditions of the Securities Purchase Agreement and the other Transaction Documents, and
(ii) now has and will continue to have independent means of obtaining information concerning the affairs, financial condition and business of the Parent and the other Transaction Parties, and has no need of, or right to obtain from the Agent or any Buyer, any credit or other information concerning the affairs, financial condition or business of the Parent or the other Transaction Parties that may come under the control of the Agent or any Buyer.

         (g) The Guarantor covenants and agrees that until full and final payment of the Guaranteed Obligations, it will comply with each of the covenants (except to the extent applicable only to a public company) which are set forth in Section 4 of the Securities Purchase Agreement as if the Guarantor were a party thereto.

         SECTION 7. Right of Set-off. Upon the occurrence and during the continuance of any Event of Default, the Agent or any Buyer may, and is hereby authorized to, at any time and from time to time, without notice to the Guarantor (any such notice being expressly waived by the Guarantor) and to the fullest extent permitted by law, set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Agent or any Buyer to or for the credit or the account of the Guarantor against any and all obligations of the Guarantor now or hereafter existing under this Guaranty or any other Transaction Document, irrespective of whether or not any Agent or any Buyer shall have made any demand under this Guaranty or any other Transaction Document and although such obligations may be contingent or unmatured. The Agent and each Buyer agrees to notify the Guarantor promptly after any such set-off and application made by the Agent or such Buyer, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Agent and the Buyers under this Section 7 are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Agent and the Buyers may have under this Guaranty or any other Transaction Document in law or otherwise.

         SECTION 8. Notices, Etc. All notices and other communications provided for hereunder shall be in writing and shall be mailed, telecopied or delivered, if to the Guarantor, to it at its address set forth on the signature page hereto, or if to the Agent, to it at its address set forth in the Securities Purchase Agreement; or as to either such Person at such other address as shall be designated by such Person in a written notice to such other Person complying as to delivery with the terms of this Section 8. All such notices and other communications shall be effective (i) if mailed (by certified mail, postage prepaid and return receipt requested), when received or three Business Days after deposited in the mails, whichever occurs first; (ii) if telecopied, when transmitted and confirmation is received, provided same is on a Business Day and, if not, on the next Business Day; or (iii) if delivered, upon delivery, provided same is on a Business Day and, if not, on the next Business Day.

         SECTION 9. CONSENT TO JURISDICTION; SERVICE OF PROCESS AND VENUE. ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS GUARANTY OR ANY OTHER TRANSACTION DOCUMENT MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK IN THE COUNTY OF NEW YORK OR OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, AND, BY EXECUTION AND DELIVERY OF THIS AGREEMENT, THE GUARANTOR HEREBY IRREVOCABLY ACCEPTS IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS. THE GUARANTOR HEREBY IRREVOCABLY APPOINTS THE SECRETARY OF STATE OF THE STATE OF NEW YORK AS ITS AGENT FOR SERVICE OF PROCESS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING AND FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS AND IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, AT ITS ADDRESS FOR NOTICES AS SET FORTH ON THE SIGNATURE PAGE HERETO AND TO

THE SECRETARY OF STATE OF THE STATE OF NEW YORK, SUCH SERVICE TO BECOME EFFECTIVE TEN (10) DAYS AFTER SUCH MAILING. NOTHING HEREIN SHALL AFFECT THE RIGHT OF THE AGENT AND THE LENDERS TO SERVICE OF PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST THE GUARANTOR IN ANY OTHER JURISDICTION. THE GUARANTOR HEREBY EXPRESSLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE JURISDICTION OR LAYING OF VENUE OF ANY SUCH LITIGATION BROUGHT IN ANY SUCH COURT REFERRED TO ABOVE AND ANY CLAIM THAT ANY SUCH LITIGATION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. TO THE EXTENT THAT THE GUARANTOR HAS OR HEREAFTER MAY ACQUIRE ANY IMMUNITY FROM JURISDICTION OF ANY COURT OR FROM ANY LEGAL PROCESS (WHETHER THROUGH SERVICE OR NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION OR OTHERWISE) WITH RESPECT TO ITSELF OR ITS PROPERTY, THE GUARANTOR HEREBY IRREVOCABLY WAIVES SUCH IMMUNITY IN RESPECT OF ITS OBLIGATIONS UNDER THIS GUARANTY AND THE OTHER TRANSACTION DOCUMENTS.

         SECTION 10. WAIVER OF JURY TRIAL, ETC. THE GUARANTOR HEREBY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM CONCERNING ANY RIGHTS UNDER THIS GUARANTY OR THE OTHER TRANSACTION DOCUMENTS, OR UNDER ANY AMENDMENT, WAIVER, CONSENT, INSTRUMENT, DOCUMENT OR OTHER AGREEMENT DELIVERED OR WHICH IN THE FUTURE MAY BE DELIVERED IN CONNECTION HEREWITH OR THEREWITH, OR ARISING FROM ANY FINANCING RELATIONSHIP EXISTING IN CONNECTION WITH THIS GUARANTY OR THE OTHER TRANSACTION DOCUMENTS, AND AGREES THAT ANY SUCH ACTION, PROCEEDING OR COUNTERCLAIM SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY. THE GUARANTOR CERTIFIES THAT NO OFFICER, REPRESENTATIVE, AGENT OR ATTORNEY OF ANY AGENT OR ANY BUYER HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT ANY AGENT OR ANY LENDER WOULD NOT, IN THE EVENT OF ANY ACTION, PROCEEDING OR COUNTERCLAIM, SEEK TO ENFORCE THE FOREGOING WAIVERS. THE GUARANTOR HEREBY ACKNOWLEDGES THAT THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE AGENT AND THE BUYERS ENTERING INTO THIS AGREEMENT.

         SECTION 11. Taxes.

                  (a) All payments made by the Guarantor hereunder or under any other Transaction Document shall be made in accordance with the terms of the Securities Purchase Agreement and shall be made without set-off, counterclaim, deduction or other defense. All such payments shall be made free and clear of and without deduction for any present or future Taxes. If the Guarantor shall be required to deduct or to withhold any Taxes from or in respect of any amount payable hereunder or under any other Transaction Document,

                  (i) the amount so payable shall be increased to the extent necessary so that after making all required deductions and withholdings (including Taxes on amounts payable to the Agent or the Buyers pursuant to this sentence) the Agent or the Buyers receive an amount equal to the sum they would have received had no such deduction or withholding been made,

                  (ii) the Guarantor shall make such deduction or withholding,

                  (iii) the  Guarantor  shall pay the full  amount  deducted  or
         withheld  to  the  relevant  taxation   authority  in  accordance  with
         applicable law, and

                  (iv) as promptly as possible thereafter, the Guarantor shall send the Agent and the Buyers an official receipt (or, if an official receipt is not available, such other documentation as shall be satisfactory to the Agent or the Buyers, as the case may be) showing payment. In addition, the Guarantor agrees to pay any present or future taxes, charges or similar levies which arise from any payment made hereunder or from the execution, delivery, performance, recordation or filing of, or otherwise with respect to, this Agreement or any other Transaction Document other than any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or from the execution, delivery or registration of, or otherwise with respect to, this Agreement or any other Transaction Document ("Other Taxes").

         (b) The Guarantor hereby indemnifies and agrees to hold the Agent and the Buyers harmless from and against Taxes or Other Taxes (including, without limitation, any Taxes or Other Taxes imposed by any jurisdiction on amounts payable under this Section 11) paid by the Agent or any Buyer and any liability (including penalties, interest and expenses for nonpayment, late payment or otherwise) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally asserted. This indemnification shall be paid within 30 days from the date on which the Agent or any Buyer makes written demand therefor, which demand shall identify the nature and amount of Taxes or Other Taxes.

         (c) If the Guarantor fails to perform any of its obligations under this
Section 11, the Guarantor shall indemnify the Agent and the Buyers for any taxes, interest or penalties that may become payable as a result of any such failure. The obligations of the Parent under this Section 11 shall survive the termination of this Guaranty and the payment of the Obligations and all other amounts payable hereunder.

         SECTION 12. Miscellaneous.

         (a) The Guarantor will make each payment hereunder in lawful money of the United States of America and in immediately available funds to the Agent, for the benefit of the Buyers, at such address specified by the Agent from time to time by notice to the Guarantor.

         (b) No amendment or waiver of any provision of this Guaranty and no consent to any departure by the Guarantor therefrom shall in any event be effective unless the same shall be in writing and signed by the Guarantor and the Agent, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

         (c) No failure on the part of the Agent or any Buyer to exercise, and no delay in exercising, any right hereunder or under any other Transaction Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder or under any Transaction Document preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of the Agent and the Buyers provided herein and in the other Transaction Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights of the Agent and the Buyers under any Transaction Document against any party thereto are not conditional or contingent on any attempt by the Agent and the Buyers to exercise any of their rights under any other Transaction Document against such party or against any other Person.

         (d) Any provision of this Guaranty which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

         (e) This Guaranty shall (i) be binding on the Guarantor and its successors and assigns, and (ii) inure, together with all rights and remedies of the Agent and the Buyers hereunder, to the benefit of the Agent and the Buyers and their respective successors, transferees and assigns. Without limiting the generality of clause (ii) of the immediately preceding sentence, any Buyer may assign or otherwise transfer its rights and obligations under the Securities Purchase Agreement or any other Transaction Document to any other Person, and such other Person shall thereupon become vested with all of the benefits in respect thereof granted to the Buyers herein or otherwise. The Guarantor agrees that each participant shall be entitled to the benefits of Section 11 with respect to its participation in any portion of the Notes as if it was a Buyer. None of the rights or obligations of the Guarantor hereunder may be assigned or otherwise transferred without the prior written consent of the Agent.

         (f) This Guaranty and the other Transaction Documents represent the entire agreement of the Guarantor, the Agent and the Buyers with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Agent or any Buyer relative to the subject matter thereof not expressly set forth or referred to herein or in the other Transaction Documents.

         (g) Section headings herein are included for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.

         (h) THIS GUARANTY AND THE OTHER TRANSACTION DOCUMENTS (UNLESS EXPRESSLY PROVIDED TO THE CONTRARY IN ANOTHER TRANSACTION DOCUMENT) SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED THEREIN WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES.

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


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                                      -9-

         IN WITNESS WHEREOF, the Guarantor has caused this Guaranty to be executed by an officer thereunto duly authorized, as of the date first above written.


                                         COMMTOUCH INC.


                                         By: /s/
                                             ---------------------------------
                                             Name:
                                             Title:


                                         Address:

                                         1300 Crittenden Lane, Suite 102
                                         Mountain View, CA 94043